EXHIBIT 97

Clawback Policy

Introduction

The Board of Directors (the "Board") of Mercantile Bank Corporation (the “Company”) believes that it is in the best interests of the Company, its shareholders, and its wholly owned subsidiary, Mercantile Bank (the “Bank”), to create and maintain a culture that emphasizes integrity and accountability.  The Board has therefore adopted this Clawback Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an accounting restatement. This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”).

1.	Administration

This Policy shall be administered by the Compensation Committee of the Board (the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy.  Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy. Subject to any limitations under applicable law, the Administrator may empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

2.	Covered Executives

This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the Listing Standards ("Covered Executives").

3.	Recoupment; Accounting Restatement

The Company will reasonably promptly require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

An “accounting restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financing reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

4.	Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means compensation that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure, including, but not limited to:

●	Annual bonuses and other short- and long-term cash incentives
●	Stock options
●	Stock appreciation rights
●	Restricted stock
●	Restricted stock units
●	Performance shares
●	Performance units

A “financial reporting measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company financial statements, and any measure that is derived wholly or in part from such measure.  Financial reporting measures include, but are not limited to:

●	Company stock price
●	Total shareholder return
●	Revenues
●	Net income
●	Operating income
●	Financial ratios
●	Earnings before interest, taxes, depreciation, and amortization (EBITDA)
●	Funds from operations and adjusted funds from operations
●	Liquidity measures such as working capital or operating cash flow
●	Return measures such as return on invested capital or return on assets
●	Earnings measures such as earnings per share

A financial reporting measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

5.	Application of Policy

This Policy applies to Incentive Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such incentive compensation; and (c) while the Company had a listed class of securities on a national securities exchange.

Incentive Compensation is deemed “received” in the fiscal period in which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

6.	Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Administrator.

Excess Incentive Compensation will be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the excess Incentive Compensation.

For Incentive Compensation based on stock price or total shareholder return, (a) the Administrator will determine the amount of excess Incentive Compensation based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive Compensation was received; and (b) in the event of an accounting restatement, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

The Administrator may retain legal counsel or compensation consultants to assist it in determining the amount of excess Incentive Compensation that is subject to recovery.

7.	Method of Recoupment

The Administrator will determine, in its sole discretion, the timing and method for recouping Incentive Compensation which may include, without limitation:

a.	requiring reimbursement of cash Incentive Compensation previously paid;
b.	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
c.	offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
d.	cancelling outstanding vested or unvested equity awards; and/or
e.	taking any other remedial and recovery action permitted by law, as determined by the Administrator.

The Administrator may, but is not required to, discuss the method of recovery with the affected Covered Executive in order to structure a satisfactory and reasonably prompt method of recovery under this Policy.

In the event that the Company or Bank demands recovery of any payout of excess Incentive Compensation, and the Covered Executive who received the payout does not promptly return the excess Incentive Compensation to the Company or the Bank, the Covered Executive shall be required to pay to the Company or the Bank, immediately upon demand, all expenses, including reasonable attorneys’ fees, incurred to recover the excess Incentive Compensation, unless the Covered Executive establishes in an appropriate legal proceeding that he or she had no obligation to return the excess Incentive Compensation under this Policy.

The Company is authorized and directed pursuant to this Policy to recoup excess Incentive Compensation in compliance with this Policy unless the Administrator has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered.  Before concluding that it would be impracticable to recover any amount of excess Incentive Compensation based on the expense of enforcement, the Administrator must make a reasonable attempt to recover such excess Incentive Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq; or

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

8.	No Indemnification of Covered Executives

The Company shall not indemnify any Covered Executive against the loss of any incorrectly awarded Incentive Compensation.

9.	Indemnification of Administrator

Any members of the Board who assist in the administration of this Policy shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation.  The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

10.	Effective Date

This Policy shall be effective as of October 2, 2023 (the "Effective Date"), and shall apply to Incentive Compensation that is received by a Covered Executive on or after the Effective Date, even if such Incentive Compensation was approved, awarded or granted to Covered Executives on or before that date.

11.	Amendment

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are listed.

12.	Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages, or other legal remedies the Company, the Bank, or any of their respective affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

13.	Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

14.	Disclosure Requirements

The Company shall file all disclosures with respect to this Policy required by applicable Securities and Exchange Commission rules.